Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ American Stock Exchange – Ticker Symbol – AZK U.S. Registration: (File #0-22672) News Release Issue No. 24- 2007	Suite 3120 - 666 Burrard Street Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free:1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

November 30, 2007
FOR IMMEDIATE RELEASE

AURIZON RECEIVES QUEBEC “COMPANY OF THE YEAR” AWARD

Aurizon Mines Ltd. (TSX:ARZ; AMEX:AZK) is very pleased to announce that the Company has received the prestigious “Company of the Year” award from the Association de L’Exploration Miniere du Quebec (AEMQ) during the annual awards ceremony at “Quebec Exploration 2007”, organized by the AEMQ and the Ministry of Natural Resources.

The award recognises the following achievements by Aurizon in 2007:

1.

Successful commencement of commercial gold production at the Casa Berardi Mine.

2.

Discovery of a new gold zone (Zone 123 South) along the South fault at Casa Berardi.

3.

Acquiring the Joanna Gold Project and establishing mineral resources of 11.3 million tonnes averaging 1.7 grams of gold per tonne for 630,000 ounces in the indicated category, and 28.6 million tonnes averaging 1.6 grams of gold per tonne, for 1.4 million ounces in the inferred category.

4.

Discovery of gold, uranium and rare earth elements at a new prospect, namely the Kipawa property.

“We are delighted and honoured to receive this award.” said David Hall, President and Chief Executive Officer and Michel Gilbert, Vice President.  “Full credit is due to the dedicated efforts of our experienced operational team at Casa Berardi who have established the Company as a significant Canadian gold producer.  In addition, this is recognition of the contribution of our administration team, corporate development group and of our young and talented exploration team in establishing the foundation for Aurizon’s future growth.”

Aurizon’s activities in Quebec are under the direction of:

Gilles Brousseau, General Manager – Mining and his operations team at Casa Berardi

Ghislain Fournier, Manager – Corporate Development and his team in Val-d’Or

Martin Demers, Manager – Exploration and his team active on the Casa Berardi, Joanna and Kipawa projects

Danielle Morin, Manager – Administration and her team in Val-d’Or

Aurizon is a gold producer with a growth strategy focused on exploring and developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

Aurizon Mines Ltd.
Aurizon Receives Quebec “Company of The Year” Award
November 30, 2007

For further information contact:
David Hall, President Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com

Or

Renmark Financial Communications Inc.

2080 Rene-Levesque Blvd. West

Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Jen Power: jpower@renmarkfinancial.com
Telephone: (514) 939-3989 Fax: (514) 939-3717

Additional information in accordance with National Instrument 43-101 requirements is contained in technical reports and prepared by independent qualified persons in respect of the Joanna gold project [Resource modeling and estimation update on the Joanna Gold deposit by Geostat Systems International Inc., dated October 26, 2007] and the Casa Berardi project [Technical report on the Casa Berardi project by Roscoe Postle Associates Inc. dated October 26, 2005] are available under the Company’s profile at www.sedar.com.  Information in this news release that is of a scientific or technical nature was prepared by or under the supervision of Michel Gilbert, ing., Vice-President of Aurizon and a qualified person under National Instrument 43-101.

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by Canadian securities regulators.  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable